Exhibit 99.1

TOROMOCHO PROJECT

RESOURCE ESTIMATE

TECHNICAL REPORT

Prepared For

Peru Copper, Inc.

Prepared By

INDEPENDENT

MINING CONSULTANTS, INC.

August 25, 2004

TABLE OF CONTENTS

1.0	SUMMARY		1-1

2.0	INTRODUCTION AND TERMS OF REFERENCE		2-1

3.0	DISCLAIMER		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING		7-1

8.0	DEPOSIT TYPES		8-1

9.0	MINERALIZATION		9-1

10.0	EXPLORATION		10-1

11.0	DRILLING		11-1

12.0	SAMPLING METHODS AND APPROACH		12-1

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		13-1

14.0	DATA VERIFICATION		14-1

15.0	ADJACENT PROPERTIES		15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
	16.1	Metallurgical Testing Prior to MPCS	16-1
	16.2	Recent Leach Amenability Tests	16-5

17.0	MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES
	17.1	Block Model	17-1
	17.2	Resource Estimate	17-7
	17.3	Vocabulary	17-9

TABLE OF CONTENTS

- Continued -

18.0	OTHER RELEVANT DATA AND INFORMATION	18-1

19.0	INTERPRETATION AND CONCLUSIONS	18-1

20.0	RECOMMENDATIONS	20-1

21.0	REFERENCES	21-1

22.0	CERTIFICATES

LIST OF TABLES

Table
4-1	Toromocho Mineral Concessions	4-3

16-1	Optimized Laboratory Flotation Results	16-2
16-2	Copper Distribution in Size Fractions of Flotation Tailing .	16-3
20-1	Recommended Toromocho Technical Work Plan	20-3

LIST OF FIGURES

Figure
4-1	Property Location in Peru	4-2
4-2	Local Area Topography	4-3
4-3	Surface Properties	4-4
4-4	Mineral Concessions	4-5

5-1	Toromocho and Morococha Area	5-3

7-1	Geologic Map	7-2
7-2	Morococha District Regional Cross Section	7-3
7-3	Local Cross Section -Section 26, Orientation Shown on Figure 7-1	7-4
7-4	Local Cross Section -Section 27, Orientation Shown on Figure 7-1	7-5

10-1	Location of Potential Northeast Deposit, Copper, Zinc, Silver	10-3

11-1	Drill Hole Location Map at Toromocho	11-3

13-1	Core Handling and Sample Preparation Protocol	13-2

14-1	Check Assays on Pulps, Old Holes, Total Copper	14-2
14-2	Check Assays on Pulps, New Holes, Total copper	14-3
14-3	Old Holes, Pulp Weight Composites vs. Calculated Composites, Total Copper	14-4
14-4	New Holes, Pulp Weight Composites vs. Calculated Composites, Total Copper	14-6
14-5	New Holes vs. Old Holes, 10m Pulp Weight composites, Total Copper	14-8

17-1	Frequency Plot of All 10m Composites, Total Copper	17-2
17-2	Total Copper Variograms	17-4
17-3	Cross Section through Block Model, Section 26, Overlay of Figure 7-3	17-5
17-4	Cross Section through Block Model, Section 24, Overlay of Figure 7-4	17-6

1.0	SUMMARY

Independent Mining Consultants, Inc. (IMC) was requested by Peru Copper, Inc. to prepare a statement of resources for the Toromocho deposit in central Peru. This document represents the Technical Report of that work as outlined in Canadian National Instrument 43-101 for public disclosure of resources. IMC was contracted by Minera Peru Copper Syndicate S.A. (MPCS) a wholly owned subsidiary of Peru Copper, Inc. Throughout this document IMC will refer to MPCS in reference to both corporate entities.

The Toromocho deposit is a porphyry copper deposit with the mineralization hosed in both intrusives and contact metamorphic hosts. The majority of copper mineralization is in the form of chalcopyrite and chalcocite.

The deposit outcrops and is amenable to conventional open pit mining methods. Process options under consideration include flotation, leaching, and hybrid combinations of those techniques. Hybrid options may be viable due to the combination of both primary chalcocite, and soluble sulfides such as chalcocite. Leaching of concentrates is a component of a hybrid approach to processing Toromocho ores that is being investigated. Historic process test results are available for review, and additional test work is in progress.

The Toromocho project is located in central Peru, approximately 140 km east of Lima in the Morococha mining district, Yauli Province, Junin Department (Figure 4-1). The mining town of Morococha is roughly 2 km from the deposit. The paved Central Highway from Lima passes through Morococha. Power is available within 15 to 20km distance and there appears to be sufficient water resources in the immediate area of the deposit for any potential operation.

The deposit was drilled during the late 1960’s by Cerro de Pasco with continued drilling during the early 1970’s by Centromin. This historic drilling has resulted in a data base of 136 diamond core holes. Core recovery of the old drilling was reported to be poor with averages in the range of 80% core recovery. MPCS has drilled 5 twin holes during 2003 as a check of the earlier drilling programs. MPCS core recoveries have averaged 92% core recovery. Comparisons of the new core assay results versus the historic holes that were twinned indicate that the old core apparently lost copper when grades were greater than about 0.80% copper, indicating that the old data was low biased.

Due to the poor core recovery, apparent copper grade loss and other uncertainties associated with the old data, IMC has elected to categorize the resources established with this data as “inferred” at this time.

The historic drill data was assayed for total copper with only occasional “oxide” copper, molybdenum, and other accessory mineral assays. The electronic data base provided by Centromin contained total copper assay information only.

IMC developed a block model for total copper based on a combination of both old and new data. The model blocks were sized 20m by 20m on plan with a 10m bench height. IMC anticipates that bench heights higher than 10m will be used for mine operations.

1-1

However, much of the historic drill data was provided to IMC in 10m composites that were used for block grade estimation without modification. The block model incorporated grade zoning to establish two population boundaries for grade estimation by linear kriging. Search radii for linear kriging were: 150 m circular on plan with a 15m vertical search.

In order to meet the requirement for “reasonable prospect for eventual economic extraction” under 43-101, IMC applied a floating cone open pit design program to the model based on reasonable but approximate economic costs and process recoveries. Consequently, the tabulated resources are contained within a minable geometry that utilized a copper price of $0.90/lb to define the size of the open pit.

Toromocho Project Mineral Resources
Inferred Category:	655 million tonnes at: 0.61% total copper
8.8 Billion Lbs of contained copper.

Contained within the resource is a higher grade component as indicated below:

Contained in the Resource:	293 million tonnes at: 0.80% total copper 5.2 Billion Lbs of contained copper.

The resource is based on the historic drill hole data combined with the 5 twin holes completed by MPCS. No effort has been made to “factor or upgrade” the old drill data to correct for the apparent loss of copper in that drill data set.

Consequently, there is a potential to increase grade with additional drilling to address the apparent loss of copper in the historic drill data. There is also potential to increase tonnage as there are areas of the deposit that are not yet closed off.

1-2

2.0	INTRODUCTION AND TERMS OF REFERENCE

Independent Mining Consultants, Inc. (IMC) was requested by Minera Peru Copper Syndicate S.A. (MPCS) to prepare an independent statement of resources for the Toromocho deposit in central Peru. This document represents the Technical Report of that work as outlined in Canadian National Instrument 43-101 for public disclosure of resources.

IMC obtained copies of the historic drill hole information completed by Cerro de Pasco and Centromin as well as copies of the drill hole logs and assays for five drill holes completed by MPCS during 2003. IMC has also received assay information from 25 holes drilled by MPCS during 2004. The following general tasks were completed by IMC in the process of developing the statement of resources.

1.	Confirmed acceptable results of the QAQC check assays for the 2003 drill holes.

2.	Confirmed acceptable results of recent check assays applied to historic sample pulps found in storage by MPCS personnel.

3.	Compared the 2003 drill hole results versus nearest neighbor twin hole data in the historic data base to quantify the reliability of the historic information.

4.	Completed a statistical analysis of the combined data to establish grade populations and estimation parameters.

5.	Calculated sample densities from the historic data to apply to a resource model.

6.	Developed a block model for use in the evaluation of resources.

7.	Applied reasonable and approximate estimates of mining and processing costs and recoveries to the model with the floating cone algorithm to set an estimated resource.

8.	Prepared a statement of resources and this document in support of that estimate.

9.	Tabulated the drill results of the 2004 MPCS drilling for inclusion in this report.

The Qualified Person responsible for this report is John M. Marek P.E. of Independent Mining Consultants, Inc. Mr. Marek was assisted in the review and interpretation of the available metallurgical testing information by Mr. Joseph Keane of KD Engineering Co., Inc.

John Marek and Joe Keane visited the Toromocho site during the week of September 22, 2003. Both new and old drill core were studied during the site visit and a thorough tour of the property was made in order to understand the rock units, potential operating conditions, and potential mine and infrastructure locations on the property. Visits were made to the CIMM Peru S.A. sample preparation and assay facilities used by MPCS for assay of the new drill holes.

This report is in metric units. Tonnes means metric tons and Ktonnes means 1000 metric tonnes. Copper grades are in percent by weight.

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3.0	DISCLAIMER

IMC has developed this statement of resources based on historic drill information, recent drill information, and other various data items supplied by MPCS for IMC use. Where possible IMC has confirmed the data provided by comparison against other data sources, or by field verification.

Where checks and confirmations were not possible, IMC has assumed that all information supplied is complete and reliable within normally accepted limits of error. During the normal course of the review, IMC has not discovered any reason to doubt that assumption.

In forming this opinion, IMC has relied on information provided by MPCS. Much of this information has been confirmed by IMC during mine site inspections. IMC has reviewed or developed the following types of data for the deposit:

1)	Geologic maps and sections

2)	Sampling procedure and assaying methods

3)	Statistical evaluations and studies

4)	Block model methods, parameters, tabulations, and maps

5)	Broadly approximate mining and process costs

6)	Potential mine production schedules

7)	Process recoveries based on testing completed to date.

IMC has not specifically reviewed or audited the property ownership documents at Toromocho. However, MPCS has informed IMC that they have acquired the mineral claims required for the orebody, and substantial surface holdings for plant, tailing, infrastructure, and support requirements. Information regarding the property situation at Toromocho within this report has been provided by MPCS as required under Ni-43-101. IMC has not offered a professional opinion regarding the property situation.

IMC has not reviewed the environmental situation at the property. IMC has assumed that any operating permit and reclamation requirements are properly accounted for in the information supplied by the client, and that any potential future operations will not be prejudiced by environmental, permitting or related constraints.

IMC has not audited the proposed expenditure budgets provided by MPCS and has not offered a professional opinion regarding the reliability of the overall budget. IMC has reviewed the budgeted amounts for drilling, assaying, and other technical items and those costs appear to be in line with other international projects.

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4.0	PROPERTY DESCRIPTION AND LOCATION

Some of the information within this section is paraphrased from the Information Memorandum on Toromocho prepared by Credit Suisse, First Boston for Centromin during 1998. This document was prepared as part of the general bid package associated with the Centromin privatization offering of Toromocho. IMC has not audited or reviewed the status of MPCS control of the property. MPCS personnel and contractors are currently in the process of acquiring minority land holdings within the Toromocho surface rights area. MPCS has informed IMC that the mineral concessions that contain the Toromocho deposit are under an option agreement between MPCS and Centromin (a Peruvian government mining entity) or are secured by private contracts between MPCS and Sociedad Minera Corona S.A.

The Toromocho project is located in central Peru, approximately 140 km east of Lima in the Morococha mining district, Yauli Province, Junin Department (Figure 4-1). The mining town of Morococha is roughly 2km from the deposit. The paved main highway from Lima passes through Morococha. The region has steep topography with elevations over the deposit ranging from 4700 to over 4900m above sea level. The valleys in the area are of glacial origin.

Figure 4-2 illustrates the topography and some of the infrastructure in the immediate area of Morococha and the surrounding area. The Toromocho pit area is indicated on the map. Contour intervals on that map are 50m.

The surface property status at the time of this writing is summarized on Figure 4-3. This figure was provided to IMC by MPCS during December of 2003. The descriptions of the concessions are summarized below. IMC has confirmed that the project infrastructure such as waste storage, potential leach sites, process facilities, shops, offices, and tailing storage will fit within the surface rights controlled by MPCS as illustrated by the green area on Figure 4-3.

Name	List of Surface Rights Registration	Hectares
Sub lote 2 A Pucara	As. C-1 Ficha 002253 Of. R.Tarma	2782.0321
Sub lote 2 B Pucara	As. C-1 Ficha 002254 Of. R.Tarma	2509.6745

The mineral concessions are summarized on Figure 4-4. The three lots labeled Toromocho 1, 2, and 3 contain the open pit area as currently perceived by IMC and MPCS. The mineral concessions are held as an option agreement between MPCS and the Peruvian government mining entity called Centromin. The list of the mineral concessions is on the following page.

The option agreement is an option to develop the project. Permits to develop the project will not be required in the North American sense. Execution of the items laid out in the option agreement will result in the go ahead for eventual production.

4-1

The general requirements that MPCS must meet as set out in the option agreement are as follows:

1.	Year 1 of the option, Complete $1 million USD of work on the project

2.	Year 2 of the option, Complete $2 million USD of work on the project

3.	Year 3 of the option, Complete $3 million USD of work on the project

4.	Year 4 of the option, Complete $3 million USD of work on the project

5.	Year 5 of the option, Complete $3 million USD of work on the project

6.	Completion of a Bankable Feasibility Study

The total outlay over the 5 year period is $12 million USD plus the cost of a bankable feasibility study.

There are three minor claim holdings in the Toromocho 2 area on Figure 4-4 that are not Centromin claims but rather are held by Sociedad Minera Corona S.A. (Corona). MPCS and Corona have a signed contract that states that upon execution of the MPCS option to produce ore from Toromocho, a land swap will occur whereby the Corona claims inside Toromocho 2 will be transferred to MPCS in exchange for land in Toromocho 3 that is not within the planned Tormocho pit.

Minera Corona is currently producing small tonnages of ore from the Natividad central shaft located northeast of the Toromocho resource in an area planned for exploration by MPCS. The surface land rights in this area were granted to MPCS in the agreement with Centromin. The Centromin agreement with MPCS also states that the development of the Toromocho project has preference. Consequently, the Corona-Natividad operations should not negatively impact the development of the Toromocho project.

The Mineral Concessions contained within MPCS option agreement with Centromin area listed on Table 4-1

4-2

Table 4-1

Toromocho Mineral Concessions

Concession	Code	Entry	Record	Hectares
Alianza	08001063Y01	6	197479	2.8224
Thispa	08001496Y01	6	199003	2.0000
El Azul del Canubio	08001349Y01	6	8021	6.0000
El Martillo	08001394Y01	6	199049	2.3813
Fortaleza	08001143Y01	5	199009	2.8200
Independencia	08005477Y01	5	198215	1.5875
Junin	08001124Y01	5	197471	6.0000
La Comision	08001807Y01	6	198255	2.4755
La Defensa	08001757Y01	6	198227	1.5636
La Perlita	08001391Y01	6	198241	1.6187
Madam Grimaneza	08001869Y01	8	41389	4.0000
Montana 87	08016662X01	7	6317	3.0000
San Roman	08000740Y01	6	199037	4.0000
Suerte	08001495Y01	6	198287	4.0000
Vecina	08001479Y01	5	198235	1.6100
Vecina Segunda	08001996Y01	5	198279	0.1005
Yankee	08001824Y01	5	64081	2.5519
Toromocho Uno *				247.1093
Morococha 3C	0804354LY01	1	16322	7.4662
Morococha 3D	0804354MY01	1	16323	0.0513
Toromocho Dos *				289.4109
Morococha 4K	0804355SY01	1	16333	0.0719
Morococha 4L	0804355TY01	1	16334	0.0650
Morococha 4M	0804355UY01	1	16335	0.0698
Morococha 4N	0804355VY01	1	16336	3.1840
Morococha 4N	0804355WY01	1	16337	0.4579
Morococha 4O	0804355XY01	1	16338	0.8315
Toromocho Tres *				113.6633
Morococha 6C	0804357IY01	1	16009	2.2825
Morococha 6D	0804357JY01	1	16010	3.1830
Morococha 6F	0804357LY01	1	16012	0.2121
Morococha 6G	0804357MY01	1	16013	0.4663
Toromocho Cuatro *				483.0939
Morococha 7 *	0804358CY01	1	16023	3.3399
Morococha 8	10212693	1	13234	200.0000
Muchoapata 4	0804358AY01	1	15276	1.9454
Muchoapata 5	0804358BY01	1	15277	10.9405
			Total	1248.024

4-3

Figure 4-1

Property Location in Peru

Toromocho Location
ECUADOR
PERU
Quito
Guayaquil
Cuenca
Iquitos
Pucallpa
Chiclayo
Trujillo
Chimbote
Huanuco
Cerro de Pasco
La Oroya
Tarma
Huancayo
Callao
Lima
Chorrillos
Ayacucho
Cuzco
Pisco
Ica
Nazca
Juliaca
Puno
Arequipa
Mollendo
Moquegua
Ilo
Tacna
Arica
Piura
Tumbes
Tarapoto
Cajamarca
Huaraz
Cruzeiro do Sul
Tarauacá
Sena Madureira
Rio Branco
Lago Titicaca

National Geographic Society, South America, 1992

4-4

Figure 4-2

Local Area Topography

4-5

Figure 4-3

Surface Properties

2,598.4443 Has.
REM. SUB LOTE 2A
2,509.6745
REM. SUB LOTE 2B
Laguna Huacracocha
Laguna Huascacocha
Chalhuacocha
San Tadeo
Yanasinga 22
Volcan
Puca Urco
Galera
Vicharrayoc
Santa Clara
Alpamina
Hito Abra
Yantac 1
Yantac 2
Yantac 3
LEYENDA
APPROXIMATE IMC PIT LIMIT
OTHER LOTS OF MINERAL COMPANIES CORONA, AUSTRIA D., PUQUIOCOCHA
POPULATION LOTS
MINA MOROCOCHA LOTS
TOROMOCHO PROJECT
CENTROMIN PERU
RIGHT OF WAYS
TAILINGS PIPELINE (10m wide)
CENTRAL HIGHWAY (50m wide)
HIGH TENSION LINES (16m wide)
SERVICE WATER PIPELINE (10m wide)
KINGSMILL TUNNEL (10m wide)
WATER PIPELINES (8m wide)
UTM COORDINATES
0 500 1000
METERS
N
8722000 N
8721000 N
8720000 N
8719000 N
8718000 N
8717000 N
8716000 N
8715000 N
370000 E
371000 E
372000 E
373000 E
374000 E
375000 E
376000 E
377000 E
378000 E
379000 E
380000 E
381000 E

4-6

Figure 4-4

Mineral Concessions

MINERA PERÚ COPPER SYNDICATE S.A.
CONCESIONES MINERAS
PROYECTO TOROMOCHO
MINERA CORONA
SOC. AUSTRIA DUVAZ
CENTRAMINAS
CIA MINERA VOLCAN
CONDOMINIO
SOC. MINERA RESP. LTDA.
SOCIEDAD ANÓNIMA
OTROS
POSIBLE AREA DE TOROMOCHO A NEGOCIAR CON MINERA CORONA
APPROXIMATE INC PIT LIMIT
UTM COORDINATES
TOROMOCHO 1
TOROMOCHO 2
TOROMOCHO 3
TOROMOCHO 4
Morococha 1
Morococha 2
Morococha 3
Morococha 3-E
Morococha 6
Morococha 7
Morococha 9
Centromin 20
BARBAS 4
MSA
M1A
M1D

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

Accessibility

Access to the Toromocho project is by both the paved Central Highway and the Central Railway which connect the Morococha mining district to both Lima and La Oroya. The center of the Toromocho deposit is about 2.5 km from the town of Morococha in the Morococha Mining District. Lima to Morococha is about 142 km by road and about 173 km by rail. The distance east to La Oroya is about 32 km by road and 35 km by rail. The Doe Run company operates a custom smelter in the town of La Oroya.

Climate

The climate has two well defined seasons. The wet season is from November to April and has frequent hail and snowfalls with temperatures ranging from 3 to 20 degrees C. Total wet season precipitation averages 650 mm. The rest of the year is reasonably dry with sporadic and sudden rain squalls. Temperatures range from -4 to 14 degrees C. The wind is generally from a northerly direction with a maximum recorded speed of 30 km/hr.

Local Resources

The town of Morococha is reasonably typical of a small Andean mining camp. Centromin reported in 1998 that there were 657 houses in Morochocha, and 20 additional units in Tuctu. Tuctu is located just across the highway to the north from Morococha and is the location of the offices and core storage facilities currently in use by MPCS. Figure 5-1 is a general area map of the immediate Morococha area.

For reference, the Toromocho open pit would be located in the area of the Legend on Figure 5-1. There is a physical separation between the pit area and the current Morococha town area due to a large mountain not shown on Figure 5-1.

IMC understands that Corona/Pan American Silver and Austria-Duvaz are currently operating small underground mines in the Morococha area that will be curtailed when required by the Toromocho project. IMC visited two operating sulfide flotation mills in the Toromocho district. Their production levels are small (about 1500 tpd) when compared against the potential for a large open pit.

A large part of the population of the Morococha district works in the mining industry. The neighboring areas could provide a pool of skilled and experienced labor. MPCS will be starting an evaluation of the socio-economic climate of Morococha in the near future.

5-1

Infrastructure

Power is currently available in Morococha, however additional power lines for the scale of the Toromocho project will be required. The Toromocho project will need to negotiate a long term contract with a power provider. A connection to the national grid system could be made at Cerro de Pasco. Optionally, power connections might be possible at Yauli or La Oroya (15 and 25km distal respectively).

Several potential water sources are being evaluated by MPCS. A feasibility study during the early 1980’s by Kaiser for Centromin developed sufficient water for a 30,000 tpd flotation operation by intercepting run off water from the Puy Puy peak located north of Morococha. This system required approximately 23 km of canals and pipelines to bring the water to Toromocho.

MPCS is currently studying the alternative of using the water from the Kingsmill tunnel that drains the entire Morococha mining district. The discharge of that tunnel is north of the town of Yauli. Initial indications are that this option would also provide sufficient water for a large open pit and flotation mill operation.

Other options are being studied that make use of both surface and underground sourced water in the immediate mine area. The preliminary results of that work plus the two options above have allowed IMC to form the opinion that there will likely be sufficient water available for the contemplated operations Toromocho.

The selection of the tailing storage location will require more study. Several options are available. However at this time, the Huascacocha Lake is currently receiving tailing from an existing small flotation mill. Quick volume checks by IMC indicate that the lake area could provide sufficient storage volume. However, geotechnical and environmental requirements for that site have not been addressed to date.

Waste and stockpile storage or leach dump area is available immediately south and southwest of the Toromocho pit area. The Lago Buenaventura immediately southwest of the pit could store as much as 400 million tonnes of material. A second option due south of the pit will store another 400 million tonnes. Consequently, there appears to be more than sufficient room for storage of waste, leach, or stockpile material considering the amount of waste currently associated with the resources. As with the tailings, no geotechnical evaluations of leach or waste storage sites have been completed to date.

Physiography

The area around the Toromocho pit is characterized by steep mountainous terrain with glacial valleys. Elevations range from 4700 to over 4900m above sea level in the mine area. The Toromocho deposit sets in a broad valley or basin that opens to the south. Topography climbs to the west, north, and east away from the center of the deposit. Figure 4-2 provides a reasonable illustration of the terrain due to the 50m contour interval on the figure.

5-2

Figure 5-1

Toromocho and Morococha Area

5-3

6.0	HISTORY

The information on project history has been excerpted from the Toromocho Information Memorandum from Centromin in 1998 and from the Kaiser feasibility study of 1982. The earliest recorded information on the Toromocho deposit dates from 1928 when a low grade copper zone was discovered on the edge of the monzonite stock of the San Francisco peak along with several other low grade blocks.

Between 1954 and 1955, Cerro de Pasco Corporation carried out an exploration program that indicated the presence of mineralization but without recognizing the potential of the district. After 1963, Cerro de Pasco geologists initiated an angle drill hole from the top of San Francisco peak that found oxidized material, but did not confirm the main deposit. In 1966, a campaign of vertical holes was begun. Most of these 33 holes penetrated about 400m deep and many stopped in ore grade material. The results of this campaign was reported during 1968.

A second Cerro de Pasco campaign was not begun until May 1970. The second campaign completed 39 holes with a maximum depth of about 300m. This program was completed in 1971. In June 1972 more work was completed (10 holes) along with a small test pit.

On May 18, 1973, the Peruvian Government declared all mining rights in Toromocho as obsolete and transferred the properties to Centromin a Peruvian government entity. From April 1974 to January 1976, Centromin carried out the last phase of major exploration drilling. The mid-1970’s work by Centromin completed another 61 holes.

In August 1980, Centromin hired Kaiser Engineers International, Inc. (Kaiser) to prepare a detailed feasibility study of the project. That work planned for a conventional open pit delivering 30,000 tpd of ore to a flotation concentrator along with a low grade heap leach operation. Some of the information presented in this document regarding history, climate, etc. is extracted from the previous work by Kaiser.

MPCS acquired the option on the property from Centromin during 2003 and drilled 5 diamond holes to twin earlier Cerro de Pasco (2) and Centromin (3) drill holes. The MPCS holes were HQ diameter and drilled with split inner barrels and face discharge bits. Core logging, sampling, sample preparation, and assaying were completed incorporating the best available techniques for copper exploration and estimation. This report summarizes the resource status based on all previous data combined with the most recent MPCS drill hole and geologic information.

Although Kaiser declared reserves at Toromocho in 1982, IMC and MPCS hold the opinion that the uncertainties associated with the old drilling and the reconsideration of modern processing techniques limits the confidence in the deposit to the inferred resource level. Improved assay information such as sequential copper assays would provide the necessary information to develop an improved and modern process design to take best advantage of the deposit.

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7.0	GEOLOGICAL SETTING

The description of the geologic setting has been sourced from the work by Kaiser, and Centromin. Updates of the interpretation have been incorporated based on observations by MPCS employees, consultants, and principals. IMC personnel were able to observe much of the geologic setting during the site visit in order to confirm the basic understanding of the regional and deposit geology.

The recent drilling, logging and interpretation of the five MPCS holes are indicating some changes to the interpretation of the Toromocho deposit. This report will incorporate that thinking and data that indicates a greater component of hydrothermal breccia within the deposit than previously interpreted by Centromin.

The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks, primarily calcareous sediments with some lesser intercalcated volcanic flows. This sequence has been intruded with multiple events. The intrusives helped to prepare the area for mineralization and also provided the source for the hydrothermal mineralization.

The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. There are four main units of the sediments. From youngest to oldest, the are: the Mitu group, Pucara group, Goyllarisquizga group, and the Machay group. The unit in the immediate area of the Toromocho deposit is the Pucara group of Jurassic age dolomites, and siliceous limestones, with intercalated basalt and trachyite flows. This unit is estimated to be 430m thick.

Figure 7-1 is a geologic map of the area of the Toromocho deposit. An approximate east-west section with extent greater than the map area illustrates the regional geology on Figure 7-2. The section illustrates the anticlinal structure of the Pucara limestone.

Intrusions in the Toromocho deposit area are tertiary in age with several textural compositions. At the contact between the intrusions and the limestones, contact metamorphic skarns, tactites and hornfels have been formed. The most recent drill holes have categorized these contact metamorphics as tactites.

Hydrothermal mineralization is hosted in both the intrusive and tactite rock types although the tactites are generally somewhat higher grade. Recent logging of the new drill holes indicates that much of the mineralization is hosted in a hydrothermal breccia. The breccia crosses the rock type boundaries so that clasts can be predominately intrusive, tactite, or a mixture.

Figures 7-3 and 7-4 are sections looking west-southwest in the area of the Toromocho mineralization. The uncolored area in the center of the sections represent the zone now interpreted to be predominately hydrothermal breccia. The total copper grades of the 10m composites in the historic drill holes are shown on the figure.

7-1

Figure 7-1

Toromocho Area

Geologic Map

INDEPENDENT

MINING CONSULTANTS, INC.

7-2

Figure 7-2

Morococha District Regional Cross Section

Looking North-Northwest

Section A, Orientation Shown on Figure 7-1

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Figure 7-3

Local Cross Section

Looking West-Southwest

Section 26, Orientation Shown on Figure 7-1

7-4

Figure 7-4

Local Cross Section

Looking West-Southwest

Section 27, Orientation Shown on Figure 7-1

7-5

8.0	DEPOSIT TYPES

Toromocho is a complex, mineralized assemblage of veins, veinlets, stockworks, “manto” type bodies and disseminated sulfides of the general “porphyry copper” type.

The Toromocho mineralization was deposited in Jurassic limestones of the Pucara formation, together with Tertiary intrusives including diorites, granodiorites, quartz, monzonites and quartz porphyries. A lot of metamorphism is related to the intrusive activity and extensive bodies of scarn are present including tactite and hornfels. Hydrothermal, and intrusive breccias are the principal host rocks for much of the copper mineralization.

8-1

9.0	MINERALIZATION

The deposit shows well developed concentric silicate alteration and metal zoning. There is a central potassic zone with secondary biotite, quartz and pyrite which is surrounded by a phyllic zone with quartz, sericite. The outer zone is propylitic with epidote, chorite, calcite, and sphene.

The concentric metal zoning at Toromocho is well developed with a central zone of disseminated copper-molybdenum surrounded by an almost complete ring of lead-zinc, mostly as vein deposits, but including possible bulk disseminated zinc bodies. This zone, in turn, is surrounded by a zone of lead-silver vein deposits. In total there are over 20 significant veins that have been mined off and on for 100 years as the Morococha mining district. The metal zoning has some significance from the standpoint of Toromocho development because ultimate back slopes for a Toromocho pit will extend into the vein zone

The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail it has a complex shape. Intrusive bodies cut dipping limestone beds forming calc-silicate metamorphics (generally mapped as tactite). The copper grade is usually higher in the tactite forming large stacked manto-like higher grade bodies. Some of these relationships have been overprinted by the development of a large intrusive breccia pipe which is contemporaneous with the copper mineralization.

Some enargite has been found in the highest part of Toromocho, usually in high grade veins, but it is not present in most of the orebody. This, and other zoning features, indicates that drilling to date has sampled the top of the porphyry copper system and the deposit could extend downward hundreds of meters below the present exploration.

The distribution of chalcocite in the deposit is not typical for a porphyry copper. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 meters in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At Toromocho chalcocite is distributed vertically over at least 250 meters, but some chalcopyrite remains throughout much of this interval. To further complicate the interpretation of this occurrence, the drilling was done 30 years ago before porphyry coppers were well understood and no quantitative data were recorded about percentages of chalcocite, chalcopyrite and pyrite. Improved information on mineral species will be important to establish the proper process flowsheet.

The MPCS interpretation of the primary Toromocho ore control is evolving from the original idea of higher grade, basically sub-horizontal, zones of skarn and skarn contact zones to the idea that the higher grade volumes are part of a large breccia pipe or a series of brecciated high angle higher grade zones. The change of interpretation is the result of a much better vertical exposure of the deposit obtained in the recent drill hole 27-43(2) (first hole).

9-1

David Lowell of MPCS has worked at a number of breccia pipe porphyry copper deposits and thinks Toromocho in some respects resembles La Caridad, Mexico, and Toquepala, Peru. In both of these occurrences, there is a breccia annulus enclosing a cylindrical mass of only partly brecciated mineralization. The second Toromocho hole 26-41(1) also is in continuous breccia from the surface to a depth of least 526m and the subsequent three new MPCS holes also cut largely intrusive breccia mineralization.

IMC review of the drill core from these MPCS holes confirms the presence of breccia zones within core. Understanding the interaction of the limestone host, intrusives, calc-silicates and hydrothermal mineralizing events will be one of the goals of planned drill programs at Toromocho.

9-2

10.0	EXPLORATION

Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and, underground development. Bulk samples were collected for assays and metallurgical tests during the Cerro de Pasco and Centromin time frames.

The Cerro de Pasco Corporation, Centromin, and Minera Perú Copper Syndicate S.A. carried out six DDH campaigns (1966-68, 1970-71, 1972-73, 1974-76, 2003-04). Historic references indicate a total of 173 holes were completed, totaling 55,204 meters. The electronic drill hole data base from Centromin contains 136 original holes to which MPCS added 5 holes during 2003 for a total of 141 holes used for this resource determination. Since completion of the resource estimate, MPCS has added additional exploration holes during 2004 as shown in the table below.

Exploration Campaigns – Diamond Drilling

Company	Date	Drill Holes	Drilling (meters)
Cerro de Pasco Corp.	August 1966	33	11,316
Cerro de Pasco Corp.	May 1970	39	7,498
Cerro de Pasco Corp.	June 1972	10	1,437
Centromín	April 1974	61	22,143
MPCS[1]	July 2003	5	1,965

Subtotal through 2003		148	44,359
MPCS[2]	August 2004	16	6,869
MPCS[3]	August 2004	9	3,976

Total drilling completed by August 12, 2004		173	55,204

Notes:

[1]	The 5 holes drilled in 2003 are used in this resource estimate

[2]	These 16 holes are in the resource area but were not used in the calculation

[3]	These 9 holes are in the Northeast exploration target

Exploration Potential at Depth and Toward Northeast

Historic ore extraction from the underground mine northeast of Toromocho required the construction of crosscuts and drifts below and northeast of the Toromocho deposit down to about the 4230m elevation. These openings have provided MPCS with access and information to identify the potential continuity of copper mineralization below the limit of the old drill data from the 4380 down to the 4230m elevation (400 level underground).

Some of the drifts and crosscuts below the planned Toromocho open pit are accessible and can be used to conduct exploration campaigns exclusively aimed at confirming Toromocho´s potential and prospective mineralization between the 4380 and 4230m elevations.

10-1

MPCS has surface rights to the land around Natividad’s central shaft and MPCS has the contractual right to access the Natividad central shaft under the agreement with Centromin. MPCS is currently drilling diamond drill holes from both the surface and underground locations near the shaft.

At the time of this writing, MPCS has six diamond drill rigs working in the district. Some of the holes are being drilled in the resource pit area and some new exploration holes are being drilled from surface and underground in the Natividad central shaft area. The new holes collared near the shaft are exploring the area to the northeast of the open pit resource.

Future exploration of the Toromocho ore deposit by means of diamond drilling can be from either the surface, or the presently existing drift system. Such drilling will be directed toward the definition and extension of measured and indicated mineralization in two directions:

1)	Continuation of the deposit to depth with potential increase in copper grade.

2)	Extension of Toromocho toward the north-northeast into a copper, zinc, silver deposit.

The recent drill holes completed by MPCS indicate the potential for additional higher grade mineralization at depth below the current pit resource.

1.	One of the deeper drill holes within the Toromocho deposit is to the 4,198m elevation at the bottom of drill hole 27-43-2. From 3.8 to 400.30 meters (4380 elevation) the average copper assay is 0.89% and below this elevation to the 4,198 elevation, the average of the copper assays is 0.93%.

2.	The average copper assay of drill hole 26-41-1 from 0.7 to 358.10m depth is 0.70% and below this 4380 elevation to the 4204 elevation, the average of copper assay is 0.92%.

3.	Historic channel data has been identified in the Centromin files that also indicate continuation of the deposit to depths below the Centromin and Cerro de Pasco drilling.

10-2

Northeast Copper, Zinc, Silver Deposit

The company has reviewed historic Centromin data and has collected new samples from various underground workings north and northeast of the Toromocho deposit. Historic channel assay information has been digitized by MPCS personnel from a number of underground level maps ranging in elevation from 4027 to 4620 meters.

The digitized channel data amounts to 9942 assay intervals totaling 20,595 meters of sampling. The average copper, zinc, and silver grades of this assay data are: 1.04% copper, 0.67% Zinc, and 31.3 gm/t silver. The data indicates the location of additional exploration potential in the district that has not been incorporated into the current statement of resources.

IMC holds the opinion that the channel data cannot be used for development of resource under NI43-101 because the sample collection, assay methods, and chain of custody of these historic samples are not known. This opinion will be reconsidered once sufficient MPCS controlled drill data is available in the same area that validates the channel assay information.

In addition to the historic channel assays, MPCS has drilled 9 holes in the Northeast deposit. The geologic logging and check assay procedures for these 9 new holes are in progress as of this writing. At this time, that drilling amounts to 3,976 meters with the following average assay results.

MPCS Northeast drilling results

3976 Meters of drilling containing the following assays:
2414 Total copper assays averaging	0.51% copper
2414 Silver assays averaging	6.55 gm/t silver
2414 Zinc assays averaging	0.18% zinc

If a 0.50% copper cutoff is applied to the above information, the following results occur.

MPCS Northeast drilling results at 0.50% total copper cutoff (35% of the drilling)

1262 Meters of drilling containing the following assays:
840 Total copper assays averaging	0.98% copper
840 Silver assays averaging	12.92 gm/t silver
840 Zinc assays averaging	0.30% zinc

Figure 10-1 presents a section and plan that illustrates the general location of the northeast copper, zinc, silver target relative to the location of the Toromocho resource. The surface traces of the recent 2004 drill holes are shown for both the pit resource area and the Northeast deposit.

The historic channel data is distributed through out the area labeled as the Northeast deposit on Figure 10-1. As well, some of the channel information is located below the current pit resource.

10-3

Figure 10-1

Location of Potential Northeast Deposit

Copper, Zinc, Silver Mineralization

INDEPENDENT

MINING CONSULTANTS, INC.

10-4

11.0	DRILLING

The history of the Toromocho drill campaigns was summarized in Section 10.0 regarding the exploration history of the project. For clarity, IMC will refer to the drill hole data with the following convention:

1)	The Cerro de Pasco and Centromin drilling will be called “Old Holes”

2)	The first five MPCS holes drilled in 2003 will be called “New Holes”

3)	The 25 MPCS holes drilled during 2004 will be called “2004 Holes”

2004 Holes

The 2004 Holes drilled by MPCS were not used in the tabulation of resources. Geologic logging and check assays are pending on the 16 holes in the pit resource area and the 9 holes in the Northeast deposit. Exclusion of the 16, 2004 Holes in the pit resource area from the resource calculation was primarily due to the timing of their availability. The table below indicates the results through August 12, 2004 of the 2004 Holes in the pit resource area.

Drill Results, 2004 Holes in the resource pit.

16 Holes
6869 Meters of drilling completed
5868 Meters have been assayed containing:
3953 Total copper assays averaging	0.60% copper
1498 Molybdenum assays averaging,	0.023% molybdenum
1497 Arsenic assays averaging	0.032% arsenic

If a 0.50% copper cutoff is applied to the above information, the following results occur.

Drill Results, 2004 Holes at a 0.50% copper cutoff in the resource pit.

2764 Meters of drilling above 0.50% copper containing:
1844 Total copper assays averaging	1.05% copper
799 Molybdenum assays averaging,	0.025% molybdenum
799 Arsenic assays averaging	0.043% arsenic

The resource calculations and drill hole data verification discussions to follow address the Old Holes and the New Holes. No further analysis of the 2004 Holes has been completed.

Old Holes and New Holes

All information available to IMC indicates that all of the Old Holes provided by Centromin to MPCS and IMC are diamond drill holes of various diameters from NX to BX (55 to 42 mm diameter). Core recovery was variable in the Old Holes with average core recoveries for both programs reported as 80%. IMC personnel observed a number of places in Old Holes where the adjacent from-to blocks in the core tray representing 1 to 1.5 m have no core between them.

11-1

The Old Hole information was provided by Centromin to MPCS as 10m bench composites. These composites were not calculated from the individual assay intervals, but rather assays of pulp weight composites where pulps of representative weight were combined to form a single pulp representing the 10m bench interval. IMC has no documentation regarding the procedures used to make up the pulp weight composites. IMC obtained paper copies of the original interval by interval (about 1.3m long) assay results for the five Old Holes that were twined with the New Holes. IMC then calculated conventional 10m composites for the 5 twinned Old Holes for comparison against the pulp weight composites over the same intervals.

The current understanding of the Centromin and Cerro de Pasco procedures for Old Holes is as follows. Old Holes were split with half the core going to assay and the other half retained in the core tray. The split core was reduced to pulps before assaying for total copper. Occasional assays for zinc, molybdenum, and “oxide copper” were also recorded. The pulps were then composited as outlined above to generate 10m pulp weight composites of total copper assay. The assay procedure was reportedly the short iodide method.

The New Holes during 2003 were selected by MPCS to twin holes from both Cerro de Pasco (2) and Centromin (3). A range of grades and rock types were also covered with this five hole program in an effort to quantify the differences between the Old and New drilling programs.

The New Holes during 2003 were all HQ core ( 63.5mm diameter), recovered with face discharge bits and split inner barrels. Every effort was made to maximize core recovery. The average recovery calculated by IMC for the five New Holes is 92%.

The Old Holes, New Holes, and 2004 Holes were located on an exploration drill grid that is rotated about 21.23 degrees counterclockwise from UTM. IMC has rotated all of the data into the UTM system and has assembled the resource model in the UTM system. The drill hole naming convention utilizes two hyphenated numbers. The first is the original easting to the nearest 100m, the second is the northing to the nearest 100m. The original exploration grid rotation is evident on the UTM system drill hole location map on Figure 11-1.

11-2

Figure 11-1

Drill Hole Location Map of Resource Area at Toromocho

INDEPENDENT

MINING CONSULTANTS, INC.

11-3

The Old Holes are generally on a 100 to 120m spaced drill grid with more infill drilling in the central area of the deposit as indicated on Figure 11-1. The locations of the New Holes and 2004 Holes are shown with different symbols on the figure.

Within the New Holes, every interval was assayed for total copper and arsenic. Weight composites were also generated for the new holes and those composites were then sequential assayed as follows:

Total copper,

Acid soluble copper, (nominal room temperature dissolution)

Cyanide soluble copper, on the acid soluble reject

Total copper tail, on the cyanide soluble reject.

Additional assays completed on the New 10m pulp weight composites were:

Gold

Silver

Zinc

Molybdenum

Iron

Arsenic

These additional metals were not incorporated into the current statement of resources as the assay coverage exists for the five New Holes only. Process metallurgical responses of these additional elements are also not understood at this time.

The aggregate credit for silver, gold, and molybdenum could be equivalent to as much as 0.20% copper based on the average grade of the 5 New Holes and typical process recoveries. Zinc, and Arsenic however could reduce this benefit if they cannot be suppressed or blended to minimize smelter penalties.

11-4

12.0	SAMPLING METHOD AND APPROACH

The drill holes were sampled by splitting the core with subsequent preparation of samples for assay. The precise procedures applied by Cerro de Pasco and Centromin for splitting and sampling for the Old Holes are not known to IMC. MPCS personnel have found a number (1000’s) of the old sample pulps from Centromin and Cerro de Pasco. Those pulps have been used for recent confirmation assays that will be discussed in Section 14. Split core is still available for many of the Old Holes.

The sampling for the New Holes completed by MPCS were under the control of MPCS personnel. The core is split by diamond sawing at the core shed in Tuctu located about 3 km from Toromocho. The core handling procedures at site are generally as follows:

HQ Core (63.5mm diameter) is boxed in wooden boxes at the drill rig

The core is transported to the MPCS core logging facility at Tuctu (3 km from the Toromocho deposit)

The core is washed and photographed

Geotechnical logging is completed on whole core

Geologic logging is completed on the whole core

The core is dry sawn lengthwise

Half core is retained at the MPCS core shed at Tuctu.

Half core is sent to CIMM Peru S.A. in Lima for sample preparation and assay

Split core is transported to the sample prep lab by MPCS personnel.

Sample intervals lengths for the New Holes are generally 1.50 to 1.55 m in length corresponding to a 5 ft drill run. No effort was made with the new drilling to break the sample at geologic contacts. Sample lengths for the Old Holes generally average round 1.30m in length although they vary significantly. Many shorter intervals are apparent in the Old Holes. These were likely a function of drilling problems rather than an effort to match geologic contacts.

MPCS is embarking on additional sampling of underground drifts in the area of Toromocho by channel sampling the drifts. That information is being used as part of the regional exploration by MPCS to determine the potential for more mineralization in the district. Drift and channel data have not been used by IMC in establishing this statement of resources.

The electronic copy of the Old Holes obtained by IMC represented bench interval composites that were 10m long. Basic statistics summary of the 10m Old Hole data is:

136 holes with 4079 composites with values averaging 0.424% total copper

For comparison, the following statistics for 10m composites of New Holes drilled by MPCS:

5 holes with 187 composites with values average 0.675% total copper

12-1

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The sample preparation of the Old Holes by Cerro de Pasco and Centromin is unknown to IMC other than a finely ground pulp was prepared from split drill core. The sample preparation and handling of the New Holes by MPCS have been under the control of MPCS personnel or their contractor lab CIMM Peru S.A. (CIMM) in Lima. Consequently, the relative reliability of the Old Holes will be established by comparison to the New Holes in Section 14.

The core handling and sample preparation procedures applied to the New MPCS holes are addressed in this section and summarized Figure 13-1. IMC has visited the MPCS core handling facilities at Tuctu, near Toromocho and the sample preparation lab in Lima and has confirmed the application of the procedures on Figure 13-1.

The core handling through sawing is completed by MCPS personnel at Tuctu. The half core is then transported to the CIMM sample preparation and assay lab in Lima by MPCS personnel. The sample preparation is completed as shown on the Figure by CIMM under contract to MPCS.

Proper cleaning and maintenance of sample preparation equipment is practiced by the CIMM lab. IMC personnel have not visited a sample preparation facility that is as clean and well organized as the CIMM facilities.

The MPCS samples are dried at 100 deg C. for 6 to 8 hours upon arrival at CIMM. They are then crushed in a jaw crusher to nominally 90% passing ¼ inch (5 to 6mm). Barren Qtz is run between samples to clean the jaws of the crusher. The unit is also cleaned with compressed air between samples with a well designed air injection lid on the crusher associated with a dust collection system installed to minimized airborne contamination dust. All sizing units at CIMM are installed with a dust collection system.

The sample is then split with a riffle splitter and the coarse reject saved for future use. The other half of the split is next roll crushed to 90% passing 10 mesh. A second riffle split is completed in two passes in order to establish about 1000 gm for pulverizing.

Pulverizing is completed in one of two units. CIMM has both an LM-2 and an LM-5 pulverizer. Internal laboratory quality controls screen 2% of pulps to assure that the pulps average 96 to 98% passing 150 mesh. Screen analysis results were provided to IMC for review.

The pulps are blended and split into 4 pulps of about 250 grams each. One of the pulps is assayed for copper and arsenic. Composites of the pulps are used to make up a composite pulp that represents 10m bench intervals. These are developed by precise weighing of each of the component pulps in the same ratio as the component of the drill sample within the 10m interval. The composites are assayed sequentially for copper and other elements as outlined in Section 11.

13-1

Figure 13-1

Toromocho Project

Core Handling and Sample Preparation Protocal

MPCS Drill Holes, 2003

INDEPENDENT

MINING CONSULTANTS, INC.

13-2

The total copper assay procedure at CIMM is an aqua regia digestion followed by AA analysis. Acid soluble assays are based on a nominal room temperature sulfuric acid dissolution, followed by AA. The acid soluble rejects are rinsed dried, and dissolved in cyanide solution followed by AA to estimate the amount of chalcocite and other cyanide soluble species.

AA Assay procedures at CIMM are prepared in batches or trays holding 50 samples. Within each tray there are: 1 commercial standard, 1 blank, and 3 duplicates. The internal lab QAQC analysis of the standards, blanks, and duplicates are available on request for review.

MPCS procedures for QAQC are to send 1 out of every 10 pulps out for external assay at ALS Chemex assay laboratory. IMC has analyzed the results of these check assays and found them to be proper confirmation. The results of that confirmation are presented in Section 14.0.

The CIMM Peru S.A. and ALS Chemex labs have been awarded ISO-9002 certification. The CIMM lab also has accreditation NTP-ISO/IEC 17025 from Indecopi.

The assay method for the Old Holes by Cerro de Pasco and Centromin were reported as the short iodide method. IMC understands that this is a titration process. The verification comparisons will illustrate that the Old Holes appear to overestimate copper grade in the less than 0.20% copper range. The titration chemistry that seeks the copper ion will instead report the Fe++ ion when copper values are low and Fe values are high. This situation certainly occurs in the leach cap environment at Toromocho.

13-3

14.0	DATA VERIFICATION

IMC has completed five different statistical checks to verify the applicability of the data.

1.	Old Hole pulps were submitted to CIMM for check assay against the original Cerro de Pasco and Centromin results on file.

2.	New Hole pulps were submitted on a 1 in 10 basis to Chemex as a check on CIMM assays.

3.	Old Hole drill interval pulp weight composites were checked against composites calculated from individual assay intervals.

4.	New Hole drill interval pulp weight composites were checked against composites calculated from individual assay intervals.

5.	Old Hole composites were compared to New Hole composites.

MPCS personnel have found a number of old pulps in storage from the Old Holes drilled by Cerro de Pasco and Centromin that were originally assayed by the short iodide method. Those pulps were submitted to CIMM Peru S.A. for assay by Aqua Regia and AA. Figure 14-1 summarizes the results of those check assays available to IMC at the time of this writing.

The check assays confirm the original Old Hole data up to about 1.5% total copper. The two data sets pass a series of statistical hypothesis tests with 95% confidence. IMC has applied T tests on means, as well as a Paired T test, Binomial checks, and the Komolagarov-Smirnoff test comparing populations. The over estimation of low grade by the Old Holes is not evident on figure 14-1. There is an indication the old holes may estimate above 1.5% copper. That occurrence is overshadowed by the under estimation of copper in the Old Holes due to the loss of copper during sampling. That sampling issue will be addressed in the comparison of Old Holes versus New Hole composites.

The New Hole assays were verified by sending 1 in 10 pulps to Chemex as an outside lab check on CIMM. Figure 14-2 summarizes the results of those checks for total copper. The XY plot is sufficiently precise that a QQ plot was not necessary to check the overall population. Hypothesis results were all passed by a significant margin at the 95% level.

The procedure of pulp weight composites applied by Centromin and Cerro de Pasco was checked by comparing the results of calculated composite values versus the pulp weight composites provided in the data files for the Old Holes. IMC obtained paper copies of the individual interval assays for the five Old Holes that were twinned. The individual drill interval assays of about 1 to 1.5m in length were entered into an assay data base and 10m bench interval composites were calculated in the conventional manner. These were compared against the corresponding pulp weight composites for the same 10m bench interval. Both data sets use the same assay methods so the comparison is a check on the pulp weight process versus the calculated composite process. Figure 14-3 summarizes the results.

14-1

Figure 14-1 Check Assays on Pulps Old Holes Total Copper
XY Plot 93 Pairs Old Assay Average = 0.768% New Assay Average = 0.740%

QQ Plot 5% Cells

INDEPENDENT

MINING CONSULTANTS, INC.

14-2

Figure 14-2 Check Assays on Pulps New Holes Total Copper
XY Plot 104 Pairs CIMM Average = 0.616% Chemex Average = 0.613%

INDEPENDENT

MINING CONSULTANTS, INC.

14-3

Figure 14-3 Old Holes Pulp Weight Composites vs Calculated Composites Total Copper
XY Plot 151 Pairs Pulp Weight Mean = 0.562% Calculated Mean = 0.580%

QQ Plot 5% Cells

INDEPENDENT

MINING CONSULTANTS, INC.

14-4

In summary Figure 14-3 indicates about a 3% loss of copper in the pulp weight composites versus the calculated composite process. A hypothesis test on the means of the two sets of data indicates that they are similar with 95% confidence. Both pulp weight composites and calculated composites can calculate a similar population mean. However, a Paired T test indicates that there is a high level of scatter between the individual pulp weight samples and the corresponding calculated composite for the same interval. The implication is that any single composite value may have significant error, but the combination of many of the pulp weight composite values can define a reasonable average grade.

A similar test was applied to the New Holes. MPCS generated a series of pulp weight composites used for use in sequential assay. IMC compared the total copper pulp weight composite with the calculated composite value from a number of individual interval assays to check on the current pulp weight procedures. Figure 14-4 summarizes the results of these tests and indicates that the pulp weight procedure is unbiased.

The hypothesis tests on the pulp weight composites versus calculated composites for the New Holes indicate that the two populations are quite similar. All of the hypothesis tests applied were comfortably passed.

The four tests described to this point indicate that the assaying and compositing procedures applied to both the Old Holes and the New Holes are unbiased. None of the four tests address the physical collection of the sample with the diamond drill process or the preparation of the sample from the diamond drill core. The five New Holes completed by MPCS were based on using modern high quality diamond drill procedures to maximize core recovery. The comparison of the New Holes versus the Old Holes that were twinned will act as a global comparison of the drilling, sampling, and assaying combined.

The comparison of Old Holes versus New Holes was based on the pulp weight 10m bench composites for both the Old and New drilling. IMC has assumed that the New Holes are the more reliable since the New Holes have been completed with modern standards under the control of MPCS or their contractors. The review of the New Holes has also indicated the following: 1) New Hole core recovery is good at 92% average, 2) check assays on new the New Holes are unbiased and low variance (Figure 14-2), 3) New Hole pulp weight composites are unbiased and relatively low variance (Figure 14-4).

Based on these results, IMC has assumed that the New Holes are reliable for use in resource estimation. The following paragraphs and figures address the comparison with the Old Holes and the impacts of using the Old Holes for determination of resources.

14-5

Figure 14-4 New Holes Pulp Weight Composites vs Calculated Composites Total Copper
XY Plot 187 Pairs Pulp Weight Mean = 0.675% Calculated Mean = 0.674%

QQ Plot 5% cells

INDEPENDENT

MINING CONSULTANTS, INC.

14-6

Figure 14-5 is an XY plot comparing the New Holes on the X axis to the Old Holes on the Y axis. The information on the graph represents 10m pulp weight composites that are located a few meters apart in the twinned data sets. The XY plot indicates that at above about 0.8 to 1.0% copper, the Old Holes are lower grade that the New Holes.

The second plot on Figure 14-5 is a QQ plot of the twinned Old Hole and New Hole data. The unpaired QQ plot is a comparison of populations. The QQ plot indicates both positive and negative biases in different grade ranges.

For copper grades less than about 0.20% Cu, the Old Holes are higher grade than the New Holes. IMC holds the opinion that this is likely due to the use of the short iodide method of assay for the Old Holes. In the low grade range the titration process used in this assay technique can report Fe++ instead of Cu++, particularly when the concentration of iron is high as in a leached cap environment.

The under estimation of the Old Holes in the range of about 0.30 to 0.60% copper is not understood, and may be a function of the general variability within the two paired data sets.

Above about 0.80% copper, the Old Holes are reporting lower copper grades than the New Holes. IMC completed a series of investigations to try and understand this result more completely. In summary, the clearest results are that high grade was lost in the Old Holes independent of the mineral type. Some of the tests completed by IMC are discussed in the following paragraphs.

The poor core recovery of the Old Holes is a potential explanation for the loss of high grade copper in the Old Holes. The poor core recovery is primarily a function of the available drill methods in the 1960’s and 1970’s. A plot of the core recovery versus percentage difference between the Old Hole copper and New Hole copper was completed. This plot did not indicate a correlation between core recovery and copper grade loss. A more detailed review of the core recovery calculation in the Old Holes may explain this occurrence. The core recovery in the Old Holes was based on the weight of core in the tray versus the theoretical weight of a complete core run based on a density sample in every drill interval. IMC holds the opinion that there are significant chances for error in this procedure and the uncertainty in the core recovery calculation may be masking any correlation between core loss and copper loss.

IMC also investigated the loss of grade versus the mineral species of the copper. The sequential assay information in the New Holes was plotted against the percentage difference between the Old Hole total copper and the New Hole total copper. The theory is that chalcocite (a cyanide soluble species) could have been washed out of the Old Hole core. This test did not indicate any particular correlation between metal loss and cyanide soluble assay results. The New Hole versus Old Hole plots indicate that the copper loss above 0.80% copper is just as likely to occur in chalcopyrite as in chalcocite zones.

14-7

Figure 14-5 New Holes vs Old Holes 10m Pulp Weight Composites Total Copper
XY Plot 127 Pairs New Hole Mean = 0.658% Old Hole Mean = 0.588%

QQ Plot 5% Cells

14-8

Additional tests were completed by comparing the Old Holes vs New Holes by Rock type. The results of that work indicate that more copper was lost in the tactite and breccias than in the intrusive rocks. However, the tactite and breccia units are the higher grade ore hosts in Toromocho, so the results of a rock type sort are consistent with the comparison on Figure 14-5.

The overall summary of the comparison between Old Holes and New Holes indicates that the Old Holes lost copper in the range of grades above about 0.80% copper. The practical explanation for this occurrence is probably poor recovery in the Old Holes and washing of chalcocite from the Old Holes. However statistical checks of these explanations were not conclusive.

The Old Hole results are apparently conservative relative to the New Holes, particularly in the grade range for potential ore. Within this document, the resources are based on uncorrected information from the Old Holes commingled with the assay results of the New Holes. There is an upside potential that the deposit grade could improve as more drilling is completed with the same methods as the New Holes.

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15.0	ADJACENT PROPERTIES

Other major land holders in the Morococha district are Sociedad Minera Corona S.A. and Sociedad Minera Austria Duvaz S.A. These companies have mining concessions adjacent to the Toromocho Project.

There are other minor company holdings such as: Sociedad Minera de Responsabilidad Limitada and Sociedad Anonima and Condominium that also have mining concessions adjacent to the project.

One kilometer from the western limit of the Tomorocho deposit is another company that holds mining concessions named Volcan Compania Minera S.A.A.

MPCS has negotiated contracts with Sociedad Minera Corona S.A. regarding three claim that would fall within the Toromocho pit. The contract agreement provides for a land swap with Corona when the Toromocho project develops toward production.

There are no other properties within the planned pit area that are not covered by the Centromin option agreement or the above mentioned contract.

MPCS is negotiating to obtain surface access to some surface properties adjacent to the MPCS holdings at this time.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

A number of process tests were completed by Cerro de Pasco and Centromin prior to the involvement of MPCS. These tests were generally focused on flotation processing of the Toromocho mineralization. Additional heap leach tests were completed by Centromin between 1978 to 1981 that incorporated the technology of cement copper production.

The recent MPCS drilling has shown the Toromocho deposit to contain a substantial component of chalcocite that reports as cyanide soluble copper in the MPCS sequential assays. Current estimates are that 70% of the tonnage in the resource may be comprised of about half primary copper (chalcopyrite) and half soluble species (chalcocite). This distribution of mineralogy allows for consideration of: flotation, leaching and hybrid processes that utilize both techniques.

MPCS has completed a few heap leach and agitation leach tests at Metcon Labs in Tucson, Arizona during October and November of 2003. KD Engineering Co., Inc. (KD) and Metcon are developing a concept flow sheet that is a hybrid of conventional flotation and concentrate leaching that may prove to be successful at Toromocho. Additional testing will be required to develop the concept that is under consideration.

The following review of historic test work is a summary of work prepared by Joseph Keane, P.E. President of KD Engineering Co., Inc. after his site visit to Toromocho with IMC and MPCS personnel during September of 2003. A summary of preliminary leach testing by Metcon is also included at the end of this section. The historic work and the recent preliminary copper leach tests by KD indicate that there are process options that will produce copper from the Toromocho material. The relative economics of various process options will be developed with additional testing.

16.1	Metallurgical Testing Prior to MPCS

Cerro de Pasco and Centromin completed a number of process metallurgical tests using flotation to produce copper concentrates. There were two general types of tests:

1.	Laboratory scale flotation tests

2.	Pilot plant scale tests completed at site.

A broad summary of the historic test results are included here as an indication of the amount of work that has been completed prior to MPCS involvement on the project. A more complete presentation and analysis of this work is presented in the document titled “Toromocho Project, Preliminary Metallurgical Assessment” KD Engineering Co. Doc No. Q369-01-028.01, 7 October 2003

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Laboratory Flotation Tests

Cerro de Pasco Corporation and later Centromin performed numerous laboratory scale flotation tests on various samples of Toromocho ore. Many of these studies were notable for the inability to produce concentrate grades higher than approximately 22% copper at recovery levels in the low 80% range. A comprehensive test program utilizing Toromocho material was documented in September 1969 in a publication by J.W. Zegarra entitled “Treatment of a Porphyry Copper Ore”. This report was a dissertation submitted in partial support of a Masters of Science Degree at the Royal School of Mines in London, UK.

An optimized flowsheet was developed by Mr. Zegarra which included fine grinding, rougher flotation, regrinding of the rougher flotation concentrate, followed by two stages of cleaner flotation. The results from this treatment in the laboratory are summarized in the following Table 16-1.

Table 16-1

Optimized Laboratory Flotation Results

Royal School of Mines Dissertation – 1969

Product	% Wt.	Assays %			Distribution %
		% Cu	% Fe	% Zn	% Cu	% Fe	% Zn
					75.0
Recleaner Conc I	2.5	28.2	9.9	2.54	10.3.	3.0	64.7
Rec. Conc II	0.7	13.8	9.2	0.94	03	0.8	6.7
Conc. I + II	3.2	25.1	9.7	2.19	85.3	3.8	71.4
Rec. Conc III	0.2	5.9	9.2	0.40	1.3	0.2	0.8

Tot. Rec. Conc.	3.4	23.9	9.7	2.08	86.6	4.0	72.2

Rec. Tails	1.5	1.0	15.0	0.15	1.6	2.7	2.3
Cleaner Conc.	4.9	16.9	11.3	1.49	88.2	6.7	74.5
Cleaner Tails	6.2	0.51	14.8	0.07	3.3	11.0	4.7

Rougher Conc.	11.1	7.7	13.3	0.70	91.5	17.7	79.2

Tails	88.9	0.090	7.7	0.02	8.5	82.3	20.8

Calc’d Head	100.00	0.94	8.3	0.10	100.0	100.0	100.0

An examination of the preceding tabulation reveals that optimum flotation conditions in the laboratory yielded a concentrate grade containing 23.9% copper at a recovery of 86.6% The specific sample employed contained 0.10% zinc in the feed that resulted in a total of 2.08% zinc being present in the final concentrate.

The dissertation contained a number of photomicrographs that revealed the presence of pyrite rimmed by chalcopyrite and chalcocite and other pyrite grains also rimmed by chalcopyrite and chalcocite that contained inclusions of bornite and chalcopyrite. It is surmised that the presence of rims of chalcocite and chalcopyrite on pyrite contribute to the difficulty in producing a copper concentrate grade higher than 25% copper.

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The Royal School of Mines dissertation also contained a tabulation of the distribution of copper in various size fractions of flotation tailing. This tabulation is reproduced below as Table 16-2.

Table 16-2

Copper Distribution in Size Fractions of Flotation Tailing

Royal School of Mines Dissertation - 1969

Size Fraction		% Wt.	Assays %		Distribution %		% Losses
			% Cu	% Fe	% Cu	% Fe	% Cu	% Fe
	+ 100 mesh
- 100 mesh	+105 mesh
- 150 mesh	+200 mesh
- 200 mesh	+60
- 60 microns	microns
- 40 microns	+ 40	0.9	0.26	13.2	2.3	1.6
- 30 microns	microns	4.7	0.19	11.4	8.9	7.1	40.1	98.1
	+ 30	18.9	0.088	9.7	16./7	24.2	9.9	71.6
	microns	36.2	0.080	10.1	29.0	48.2	6.0	90.8
	+ 20	7.6	0.086	4.4	6.5	4.4	8.9	85.4
	microns	4.9	0.093	4.7	4.6	3.0	9.4	85.5
	- 20	5.4	0.091	3.4	4.9	2.4	7.5	86.7
	microns	21.5	0.126	3.2	27.1	9.1	16.2	96.4

Calc’d Assay		100.0	0.100	7.6	100.0	100.0	9.7	86.4

An examination of the preceding tabulation reveals that the majority of the copper losses occur in the plus 150 mesh fractions and the minus 20 micron fraction. This loss distribution is not unusual in copper flotation. The majority of losses tend to occur in either the coarsest or the finest size distribution fractions.

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Pilot Plant Studies

A number of pilot plant studies were conducted by Cerro de Pasco Corporation and later by Centromin. MPCS personnel were able to find the information in the Centromin archives of the following major test programs. These results have been studied and interpreted to some degree by KD. Most of the initial programs processed approximately 60 to 65 tonnes of material.

Morococha Pilot Plant – 1968

Sample Location: Raise 272, Volcano Level Underground

Result: 89.3% copper recovery, 25% concentrate grade containing 5.15 oz/t silver

Late 1968 Morococha Pilot Plant: Combined Ore Sample

Sample Location: Toromocho Deposit Combined Ore Sample

Result: 87.6% copper recovery, 25% concentrate grade

Late 1968 Morococha Pilot Plant: Sample Crucero 340

Sample Location: Toromocho Deposit, precise location not available

Result: 91% copper recovery, 21.8% Cu concentrate Grade

            12.6% Zinc grade in concentrate

Late 1968 Morococha Pilot Plant: Sample from Raise 276

Sample Location: Toromocho Deposit, Raise 276

Result: 85% copper recovery, 26.8% concentrate grade at 6.3 oz/t silver

Late 1968 Morococha Pilot Plant: Sample Vulcano 270

Sample Location: Vulcano level underground (4550 elevation)

Result: 89.2% copper recovery at 28% concentrate grade with 5.4 oz/tonne silver.

1975 Pilot Plant Campaign

Tested Recovery versus Grind Relationship

Result: 69.7% to 89.7% copper recovery depending on grind size.

            18.7 to 36.1% copper grade of concentrate depending on grind size

            6.0 to 16.0% zinc in concentrate depending on grind size.

Large Scale Milling Tests

Sample Location: Test Pit, central Toromocho,

            31,911 short tons processed through the Amistad concentrator in Morococha

Results: 71.9 to 66.5% recovery of copper over time.

            4,122 short tons processed at the Susana concentrator near Morococha

Results: 67.2 to 56.9% copper recovery

            200 tonnes per day to the San Expedito Concentrator

Results: 81.2 to 85.6% copper recovery with 25 to 31% concentrate grade and

            1.8 to 15.5% zinc in concentrate

The results of the bulk tests indicate that there are zones of the deposit with high zinc which will require specific treatment if flotation only concentration is utilized at Toromocho. The occasional low concentrate grades are generally caused by chalcocite rimming pyrite.

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16.2 Recent Leach Amenability Tests

MPCS provided 3 samples for agitated leach testing and static column leaching to Metcon in Tucson, Arizona. The samples were described briefly as follows:

Hotac-01	Tactite with < 50% Insoluble Copper
Hotac-02	Tactite with > 50% Insoluble Copper
Hotac-03	Granodiorite

These samples were composites sourced from the 5 New Holes drilled by MPCS. Three samples of assay rejects were selected from each hole for a total of 15 total samples with a weight of 1300 kg. The three tests listed above were composited from this coarse reject material to represent the rock types and percentages of soluble copper indicated.

The agitated leach study was at 80 deg C on the minus 65 mesh fraction . The 2 hour dissolution of the acid soluble + cyanide soluble component was 90%, 88%, and 73% for each of the above samples respectively. Dissolution increased to 98%, 98%, and 87% respectively at the 8 hour leach time. Gangue acid consumption of the tactite samples were high at over 130 kg/tonne of sulfuric acid consumption after 8 hours. Granodiorite gangue acid consumption was only 40 kg/tonne after 8 hours under leach.

Static column leach tests of the plus 65 mesh fraction were also completed. Eight hour dissolution of the combined acid soluble + cyanide soluble component were 88%, 89%, and 67% respectively. Gangue acid consumption of the two tactite samples was again over 200 kg/tonne after 96 hours. The Granodiorite sample gangue acid consumption was only 22 kg/tonne after 96 hours.

The tests indicate that these Toromocho samples are amenable to copper extraction by leaching. However, the gangue acid consumption of the calc-silicate tactite ores is sufficiently high that alternative hybrid processes are under consideration for treatment of Toromocho material.

The general concept of the hybrid process under consideration is to produce a bulk sulfide concentrate with high recovery but relatively low copper concentrate grade (8 to 15% copper for example). The concentrate would them be subjected to some form of acid leaching to extract the soluble copper with production of cathode copper by solvent extraction and electrowinning.

The reject from concentrate leaching would then be subjected to a second flotation stage, potentially suppressing pyrite and/or sphalerite to produce a marketable copper concentrate.

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17.0	MINERAL RESOURCES

The mineral resources were estimated at Toromocho based on a block model of total copper mineralization. In order to meet the requirement for “reasonable prospect for eventual economic extraction”, a floating cone pit design algorithm was applied to the model. This section describes the techniques used to develop the block model and estimate the component of the model that qualifies as a resource. A vocabulary of some of the statistical terms is provided at the end of this section.

17.1 Block Model

The block model was developed using blocks sized 20 x 20m in plan and 10m high. The selection of the 10m block height was based on the availability of the 10m bench composites in the historic information obtained from Centromin and discussed earlier in this report. IMC holds the opinion that bench heights for potential open pit operations will likely be in the range of 12 to 15m.

Topographic information was assigned to the model based on paper and electronic maps obtained from MPCS. The coverage of the electronic map area was expanded by digitizing paper maps at 1:25,000 and 1:100,000 scale to provide sufficient coverage of any potential open pit area. This topographic surface was compared with the collar elevations of the drill holes and found to check well. Detailed aerial survey is planned by MPCS as part of additional drilling and data collection at Toromocho.

Rock types were not assigned to the model as the old geologic logging is not available digitally, and it does not conform to the recent logging practices applied by MPCS. A grade population separation was however applied based on the copper grade.

Figure 17-1 presents the cumulative frequency plot of the 10m bench composite data in the Old Holes. A similar plot was obtained with the five New Holes as well. The linear sections of the graph indicate consistent statistical populations. There appear to be two populations present in the Toromocho deposit: 1) + 0.25% total copper, and 2) less than 0.25% total copper. The low grade fraction is primarily made up of the leached cap material. However, there are low grade pockets or zones within the deposit at depth that are also part of this low grade population.

To model the population boundaries, IMC utilized an indicator based on 0.25% copper. The indicator values were kriged into the model based on the following “spherical model” variogram applied to the indicators: Nugget = 0.01, Total Sill = 1.00, Range and Search = 150m horizontal, 15m vertical. A nearly zero nugget was used to respect the local composite values as much as possible. Block codes were assigned to the blocks based on the 50% probability value. Blocks with greater than 50% probability of being greater than 0.25% Cu were coded as +0.25 blocks. The remaining were coded as –0.25 blocks.

17-1

Figure 17-1

Frequency Plot of All 10m Composites

Total Copper

17-2

The composites were then coded with the same indicator codes as the blocks that contained them to define the population the composite belonged to. Consequently, it is possible for composites with grade less than 0.25% to be assigned a population code of +0.25 blocks.

Block grades were assigned by ordinary linear kriging, respecting the 0.25 indicator break as a hard boundary. The + 0.25 and the -0.25 blocks were estimated separately. The variogram used for grade estimation in both populations was as follows: Nugget = 0.15, Total Sill = 1.00, Range and Search = 150m horizontal, 15m vertical. A maximum of 10 composites and a minimum of 1 composite was used to estimate a block. A second pass of confidence code was assigned to measure the impact of extrapolation of blocks estimated by a single composite. Figure 17-2 illustrates example experimental variograms developed from the data.

IMC limited the vertical range and search significantly to minimize the amount of vertical smearing within the model. This approach is prudent when working with potential abrupt changes in grade in the vertical direction as might occur above and below supergene enrichment blanket type of geometries.

A confidence code was assigned to the model. Due to the uncertainties associated with the historic data base, the entire model is classified as “Inferred”. However, IMC assigned a code that limited the extent of extrapolation outside of the exterior drill holes. The code was based on the kriged variance and those blocks with kriged variance < 0.81 (Stdev < 0.90) were classified as somewhat more confident as they were predominately interpolated between holes. The kriged variance basically limited the extrapolation to about 75m outside of the boundary holes rather than the entire 150m search radius. The major portion of the deposit that has 120m drill spacing was completely estimated with the 150m search radius.

Density was assigned to the model based on the average of historic density samples provided by Centromin. Blocks that were less than 0.25% copper and within 200m of topography were classed as potential leached cap and assigned a bulk density of 2.355 tonnes/cu meter. All other blocks were assigned a bulk density of 2.57 tonnes/cu meter.

Figures 17-3 and 17-4 are cross sections through the same drill and geology sections provided in Section 7.0, illustrating the total copper grade distribution on those sections. The sections are oriented along the old drill sections and are looking west-southwest.

17-3

Figure 17-2

Total Copper Variograms

Gamma (h) from Modified Covariance

Horizontal 360 Degree Variogram				Vertical Variogram

direction	North	mean	.4352	direction	North	mean	.4352
dip angle	.0	variance	.1322	dip angle	90.0	variance	.1322
horizontal window	90.0	no. of samples	4266	horizontal window	10.0	no. of samples	4266
vertical window	10.0			vertical window	10.0

17-4

Figure 17-3

Cross Section through Block Model

Looking West-Southwest

Color Coded by Copper Grade

Section 26, Overlay of Figure 7-3

17-5

Figure 17-4

Cross Section through Block Model

Looking West-Southwest

Color Coded by Copper Grade

Section 27, Overlay of Figure 7-4

17-6

17.2 Resource Estimate

After completion of the model, IMC developed an estimate of the material that has a “reasonable prospect for eventual economic extraction”. That material was developed by using the floating cone pit design algorithm and a designed open pit geometry. The economics and recoveries applied to the block model are quite approximate and are based on judgment level input and approximate costs scaled from similar projects. This information is not intended to represent an engineered cost estimate or a financial analysis of the deposit.

The approximate economic determination of the resource is preliminary in nature and includes inferred mineral resources that are considered to speculative geologically to have economic considerations applied to them. There is no certainty that this preliminary assessment will be realized.

IMC divided the deposit in to approximate process types based on the depth and the total copper grade. This procedure was used to establish a broad approximate estimate of the zones with higher amounts of soluble copper species versus those zones that are comprised of primary minerals. The criteria for establishing process classifications were as follows:

Process Classification Approximation

1)	Leach Cap: Less than 200m deep and grade less than 0.25% Cu

2)	52% Soluble: Less than 200m deep and grade greater than 0.25% Cu and 200 to 450m deep with grade greater than: Depth x 0.007 – 1.40.

3)	30% Soluble: 200 to 450m deep and grade less than: Depth x 0.007-1.40.

4)	Primary: Any material below 450m deep.

For each of these process classes, IMC estimated a process recovery based on judgment level inputs and a hybrid process that utilizes flotation followed by leaching of the flotation concentrate, followed by pyrite suppression float of the tail from concentrate leaching. This hybrid concept would produce much of the soluble sulfide copper by SXEW in the form of eletrowon copper. The chalcopyrite component would be shipped as concentrates for smelting. No credit or penalty was assessed to zinc, molybdenum, or silver by IMC.

The IMC estimated process plant recoveries varied between 81 and 87% copper. Highly preliminary bench scale process tests indicate that these judgments could be conservative. Broad estimates of off site treatment charges range from $0.15/lb to $0.27/lb depending on the ratio of electronwon and concentrate copper. Leach Cap was treated as waste.

Other approximate costs incorporated as inputs to the cones were as follows: Mining Cost, Processing Cost, and General and Administration estimates (G&A). A metal price of $0.90/lb copper was used as the basis for IMC judgment along with 40 degree interramp slope angles and bench discounting to roughly approximate time requirements to release deep ore. The approximate inputs were applied to those blocks that were interpolated. The extrapolated, low confidence blocks did not receive economic benefit in the floating cone calculations.

17-7

Once an approximate cone geometry was completed, an open pit design was developed that incorporated access roads and practical operating room for mine equipment. The total resource was tabulated inside of that pit inclusive of both interpolated and extrapolated blocks. The cutoff grade was an NSR value of $4.50 per tonne based on $0.90/lb copper for the tabulation. The NSR cutoff equates to copper values in the range of 0.32% to 0.41% copper depending on the Process Classification on the previous page.

In summary, the pit geometry was established based on higher confidence blocks and $0.90/lb copper. Inside that geometry, the resource was established as the material of all confidence categories at an internal cutoff that covers estimated process costs with $0.90/lb copper.

Toromocho Project Mineral Resources

Inferred Category:	655 million tonnes at: 0.61% total copper 8.8 Billion Lbs of contained copper.

Contained within the resource is a higher grade component as indicated below:

Contained in the Resource:	293 million tonnes at: 0.80% total copper
5.2 Billion Lbs of contained copper.

The resource is based on the historic drill hole data combined with the 5 twin holes completed by MPCS. No effort has been made to “factor or upgrade” the old drill data to correct for the apparent loss of copper in that drill data set. The impact of the historic channel data was also not incorporated into the estimation of resources.

Consequently, there is a potential to increase grade with additional drilling to address the apparent loss of copper in the historic drill data. There is also potential to increase tonnage as there are areas of the deposit that are not yet closed off.

17-8

17.3 Vocabulary

Kriging

A statistical weighted average process whereby the grade of a block is estimated by weighted average from surrounding assay or composite samples. The weights are established to minimize the error of the estimate.

Variogram

A statistical tool that measures how similar samples are likely to be with various separation distances. The plot of a variogram shows variance versus distance between samples.

Spherical Model

A form of equation used to approximate the variogram function for input to other tools such as kriging.

Nugget

The variance of samples taken at the same location or with zero separation between the two samples.

Sill

The total variance of widely spaced samples, approximately equal to the variance of the statistical population in general.

Range of Influence

The distance measured from the variogram, beyond which any two samples can be considered as statistically independent of each other.

Kriged Variance

The theoretical error of estimation when a block grade is calculated by kriging. Kriging minimizes this value when setting the weights for the surrounding samples.

Indicators and Indicator Kriging.

An indicator is a 0 or 1 value assigned to a sample based on some criteria. At Toromocho, the indicator was 0 if the drill hole composite was less than 0.25% copper and 1.0 if the composite was greater than 0.25% copper. Indicator kriging assigns the 0 and 1 values to the blocks by kriging defined above. Consequently, each block receives a value between 1 and 0. Blocks with 0.50 assigned by indicator kriging can be interpreted to have a 50% probability of exceed 0.25% copper in the Toromocho example.

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18.0	OTHER RELAVENT DATA AND INFORMATION

All information relevant to the estimation of inferred Resources at Toromocho have been presented in the previous sections.

19.0	INTERPRETATION AND CONCLUSIONS

The interpretation of the results have been presented in the previous sections. In summary, IMC holds the opinion that the resources at Toromocho are currently as follows:

Toromocho Project Mineral Resources

Inferred Category:	655 million tonnes at: 0.61% total copper 8.8 Billion Lbs of contained copper.

Contained within the resource is a higher grade component as indicated below:

Contained in the Resource:	293 million tonnes at: 0.80% total copper
5.2 Billion Lbs of contained copper.

The resource is based on the historic drill hole data combined with the 5 twin holes completed by MPCS. No effort has been made to “factor or upgrade” the old drill data to correct for the apparent loss of copper in that drill data set.

Consequently, there is a potential to increase grade with additional drilling to address the apparent loss of copper in the historic drill data. There is also potential to increase tonnage as there are areas of the deposit that are not yet closed off.

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20.0	RECOMMENDATIONS

IMC holds the opinion that additional exploration and deposit definition drilling is justified and should be completed at Toromocho. During the course of the drill program, IMC holds the opinion that engineering field data should be collected toward the development of a preliminary assessment and a pre-feasibility study. The following types of studies should be commissioned as the project continues.

Reliable geologic logging of the new holes with consistent interpretation

Process testing for alternative processes

Establish the relationship between process performance and sequential assay

Environmental base line data collection

Geotechnical site categorization work on dumps, tailings, and infrastructure

Geotechnical site categorization work on pit slopes

Preliminary socio-economic evaluation of the Morococha district

Several stages of drilling and engineering evaluation will be required before completion of a feasibility study. IMC recommends the following two - phase work program, however, advancement of the second phase of the program will be contingent on positive results from the first phase of the program.

MPCS has developed a work plan that addresses the drilling, assaying, and engineering work recommended above. IMC has reviewed the technical components of that work plan and recommends that they be implemented. The first two phases of the work plan are summarized below.

Phase 1 Work Program Calendar 2004

The recommended drilling, studies, and testing to be performed during Phase 1 are as follows:

1) Diamond drilling for the entire year of 2004: 44,000 meters of drilling

2) Sample preparation, and assay of the drill core for copper and associated metals.

Sequential assay methods are recommended for copper.

3) Sampling and assay of existing underground workings by MPCS.

4) Geologic logging, of drill core and geologic mapping of underground workings

5) Metallurgical sample collection and testing

6) Initial geotechnical site characterization work for tailing, and infrastructure

7) Initial geotechnical site characterization work for pit slopes

8) Initial social study for Morococha

9) Initial study of water for sources and discharge

10) Initial environmental base line work

11) Camp support at Morococha including: food, housing, offices, rental equipment, vehicles, communication and computer needs.

The Phase 1 drill campaign is in progress at this time. A total of about 11,000 meters of drilling were completed and the assay results transferred to IMC by August 12, 2004. Drilling is still in progress and MPCS reports that approximately 5000m of core has been

20-1

completed in addition to the 11,000m reported to IMC. The assay results of the additional 5000m of drilling are still pending. Completion of the 44,000m program will require that an additional 28,000m of drilling be completed from September through December 2004. The remaining 28,000m campaign is shown in the budget on Table 20-1.

Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Contractors have been identified and contracted to conduct the initial geotechnical, water, environmental, and social studies summarized above.

The drill program is directed toward more precise definition of mineralization in the current resource pit area as well as exploration and definition of mineralization in the Northeast deposit. Approximately 70% of the planned drilling will be in the resource pit area and 30% will be in the Northeast deposit.

Phase 2 Work Program, January 2005 through March 2006

A successful conclusion of Phase 1 will initiate the start of the Phase 2 work program. All the same general task items will be addressed within Phase 2, but at a significantly higher level of detail than planned in Phase 1.

Much of the engineering work will enter a planning and design phase based on the data and site characterization work completed during Phase 1. A thorough prefeasibility study is planned as the final component of the Phase 2 program.

Table 20-1 presents a summary breakdown of costs for the recommended technical work within the Phase 1 program and the Phase 2 program.

20-2

Table 20-1

Recommended Toromocho Technical Work Plan

Phase 1
Work Plan Item			Budget US Dollars Thousands
Drilling 28,000 meters			$3,636
Preparation of Underground Drill Stations			$80
On Site Support in Morococha			$308

Food, Housing, vehicles, equipment rental, communication ,etc.
Sub-Total, Drilling Including Morococha			$4,024
Metalurgical Testing Including Sample Shipment			$53
Sampling of Underground Workings			$24
Assaying of Drilling and Underground Samples			$291

Sub-Total, Metallurgical Testing and Assaying			$368
Technical Consultants for Studies			$114
Social, Environmental, Geotechnical, Water, Mining
Total Phase 1		U.S. Dollars	$4,506
Canadian Dollars at	1.329	CDN Dollars	$5,988

Phase 2 to Follow Successful Phase 1
Work Plan Item			Budget US Dollars Thousands
Drilling 90,900 meters			$13,635
Preparation of Underground Drill Stations			$420
On Site Support in Morococha			$1,236

Food, Housing, vehicles, equipment rental, communication ,etc.
Sub-Total, Drilling Including Morococha			$15,291
Metalurgical Testing Including Sample Shipment			$203
Sampling of Underground Workings			$135
Assaying of Drilling and Underground Samples			$1,091

Sub-Total, Metallurgical Testing and Assaying			$1,429
Technical Consultants for Studies			$324
Social, Environmental, Geotechnical, Water, Mining
Total Phase 2		U.S. Dollars	$17,044
Canadian Dollars at	1.329	CDN Dollars	$22,651

20-3

21.0	REFERENCES

Information Memorandum, Toromocho, Empresa Minera del Centro del Peru S.A., Credit Suisse-First Boston-Macroinvest, March 1998

Proyecto Complejo Cuperifero de Toromocho, Kaiser Engineers International, Inc. 12 Feb 1982

Proyecto Toromocho, Resumen, Ing. Msc. Angel Alvarez Angulo, Gerente General de Centromin Peru, S.A. y Minero Peru S.A., 21 March 2001

Toromocho Project, Preliminary Metallurgical Assessment, KD Engineering Co., Inc. 7 Oct 2003

21-1

22.0	CERTIFICATES OF AUTHORS

CERTIFICATE OF QUALIFIED PERSON

I, John M. Marek P.E. do hereby certify that:

1.	I am currently employed as the President and a Senior Mining Engineer by:

Independent Mining Consultants, Inc.

2700 E. Executive Drive # 140

Tucson, Arizona, USA 85706

2.	I graduated with the following degrees from the Colorado School of Mines

Bachelors of Science, Mineral Engineering – Physics 1974

Masters of Science, Mining Engineering 1976

3.	I am a Registered Professional Mining Engineer in the State of Arizona USA

Registration #12772

I am a Registered Professional Engineer in the State of Colorado USA

Registration #16191

I am a member of the American Institute of Mining and Metallurgical Engineers, Society of Mining Engineers

4.	I have worked as a Mining Engineer for a total of 28 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

6.	I am responsible for the report titled Toromocho Project, Technical Report, dated 25 August 2004 relating to the Toromocho Copper Project in Peru. I visited the Toromocho property during the week 22 September 2003.

7.	Independent Mining Consultants, Inc, has not been involved on the Toromocho project prior to the development of this resource estimate.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of NI43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and to my knowledge, the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 25th day of August, 2004.

John M. Marek P.E.

INDEPENDENT

MINING CONSULTANTS, INC.